844150

2-4-02

Conformed Copy

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

02024336

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
4 February 2002

The Royal Bank of Scotland Group plc

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __x__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __x__

Rule 12g3-2(b) : 82 - ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

ROYAL BANK OF SCOTLAND ACQUISITION MAKES DIRECT LINE SECOND LARGEST DIRECT INSURER IN ITALY

London, Milan, 29th January 2002 – The Royal Bank of Scotland Group plc's ("Royal Bank Group") insurance subsidiary, Direct Line Group Limited ("Direct Line") is to become Italy's second largest direct insurer with the acquisition of Royal & Sun Alliance's direct motor insurance operation in Italy "Royal Insurance". Following the acquisition Direct Line will have over 300,000 customers in Italy.

Direct Line first moved into the Italian market in September 2001 with the purchase of Allstate's motor insurance operation. The Direct Line brand with its distinctive red telephone, was launched in Italy last week.

Commenting on the Acquisition, Fred Goodwin, Group Chief Executive of Royal Bank Group said, "The direct insurance market in Europe remains in its infancy. The strength of the Direct Line brand makes it exceptionally well placed to challenge traditional players whose products are more expensive and who do not have the customer service ethos of Direct Line.

"We have already proved that the Direct Line model can work in Europe with Linea Directa in Spain, now the country's largest direct insurer. This acquisition, making us the second largest direct insurer in Italy, gives us an even stronger platform for further growth."

There are 32 million cars in Italy with total motor premiums worth Euro 19.9bn annually.

The purchase is subject to final regulatory approval by the FSA and ISVAP, the Italian Regulator.

For Further information contact

Gill Murphy, Direct Line UK	020 8256 2157
Rossana Aniello, Direct Line Italy	00 39 022 1725261
Jonathan Atack, Director of Investor Relations, Royal Bank Group	0207 427 9574
Carolyn McAdam, Royal Bank Group	0131 523 2055 / 07796 274968 (mobile)

This announcement and related documents contains forward looking statements, including such statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements concern or may affect future matters, such as Royal Bank Group's future economic results, business plans and strategies, and are based upon the current expectations of the directors. They are subject to a number of risks and uncertainties that might cause actual results and events to differ materially from the expectations expressed in the forward looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, regulatory developments, competitive conditions, technological developments and general economic conditions. Royal Bank Group assumes no responsibility to update any of the forward looking statements contained in this presentation and related documents.

Head Office 42 St Andrew Square Edinburgh EH2 2YE
Telephone: 0131 556 8555
Registered in Scotland No 45551

The Royal Bank of Scotland Group plc

Conformed Copy

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

The Royal Bank of Scotland Group plc

2) Name of director

Norman Cardie McLuskie

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Spouse - Mrs A McLuskie

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Adam & Company Nominees Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

Spouse - Mrs A McLuskie

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Shares issued in lieu of a cash dividend for the interim dividend for the year ending 31 December 2001.

7) Number of shares/amount of stock acquired

77

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

Ordinary Shares of 25p each

12) Price per share

£17.592

13) Date of transaction

12 October 2001

14) Date company informed

28 January 2002

15) Total holding following this notification

145,290

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

-

18) Period during which or date on which exercisable

-

19) Total amount paid (if any) for grant of the option

-

20) Description of shares or debentures involved: class, number

-

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

-

22) Total number of shares or debentures over which options held following this notification

-

23) Any additional information

24) Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 523 4711

25) Name and signature of authorised company official responsible for making this notification

Hew Campbell, Head of Group Secretariat

Date of Notification
29 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

4 February 2002

THE ROYAL BANK OF SCOTLAND GROUP plc
(Registrant)

By:
Name: H Campbell
Title: Head of Group Secretariat